Exhibit 2.1

SYNODON

YEAR ENDED OCTOBER 31 2014

ANNUAL INFORMATION FORM

March 9, 2015

DATE OF INFORMATION All information contained in this annual information form is as at March 9, 2015 unless otherwise stated.

Additional information about Synodon Inc. (“Synodon”), including our current management’s discussion and analysis, management information circular (which contains remuneration information for directors and officers) and quarterly reports, is available on our website at synodon.com and on the System for Electronic Document Analysis and Retrieval (SEDAR) at sedar.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual information form (“AIF”) includes forward-looking statements about Synodon Inc., including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as ‘expects’, ‘anticipates’, ‘intends’, ‘plans’, ‘believes’ or negative versions thereof and similar expressions. Statements of this type are contained in this report, including but not limited to:

●	In the “General Development of Our Business” section, our expectations of the current year, as described under the subheading “Expectations for the current year”.
●	In the “Description of our Business” section, Synodon’s expectations regarding: market potential for North America, competitive conditions, protection of intangible properties and seasonality.

SYNODON	2014 Annual Information Form	2

In addition, any statements that may be made concerning future financial performance, ongoing business strategies and prospects, and possible future action on the Synodon’s part, are also forward-looking statements that reflect our current beliefs and are based on information currently available to us and on assumptions that we believe are reasonable. These assumptions include, but are not limited to, our ability to predict market demand for our products and services. Actual results and developments may differ materially from the results and developments discussed in the forward-looking statements as they are subject to a number of significant risks and uncertainties which can be beyond our control. These include, but are not limited to, general economic conditions in the countries that we are pursuing contracts in, currency fluctuations and other changes in the competitive environment that Synodon operates in. For more information, please see the discussion on the principal risks that could affect our results under the section “Risks Relating to our Business”, beginning on page 16 of management’s discussion and analysis for the year ended October 31, 2014 (the “Annual MD&A”) and incorporated by reference. The reader is cautioned to consider these and other factors carefully and not place undue reliance on forward-looking statements. Forward-looking statements are made in this AIF to describe management’s expectations and assist shareholders in understanding our financial position. Readers are cautioned that the forward-looking statements presented in this AIF may not be appropriate for other purposes. We are under no obligation (and expressly disclaim such obligation) to update or alter the forward-looking statements whether as a result of new information, future events or otherwise unless specifically required by applicable securities legislation.

SYNODON	2014 Annual Information Form	3

CORPORATE STRUCTURE

Name, Address & Incorporation

Synodon Inc. was incorporated as a private company on August 14, 2000 pursuant to the provisions of the Business Corporations Act (Alberta) under the name 892820 Alberta Ltd. On October 19, 2000, Articles of Amendment were filed to change the company’s name to Synodon Inc. We amended our articles to remove private company restrictions on June 13, 2002.

Head Office:	6916 Roper Road
Edmonton, AB T6B 3H9

Registered & Records Office:	2900, 10180 – 101 Street NW
Edmonton AB T5J 3V5

Intercorporate Relationships

As at March 9, 2015, Synodon’s corporate structure was as depicted in the diagram below.

SYNODON	2014 Annual Information Form	4

General Development of Our Business

THREE YEAR HISTORY

FISCAL-2014

Services Offered

Synodon offers airborne pipeline integrity management services to operators of oil and gas pipelines. These services include:

●	Leak Detection: the Company’s realSens™ instrument is capable of detecting leaks in oil and gas pipelines from an aircraft flying at an altitude of up to 300 meters.
●

Pipeline threat assessment (including real-time reporting in areas where it is available): photographic images collected during flight are used to identify potential threats to network safety due to human or natural incursions. A real-time option for this service is available in certain areas that make use of a qualified operator who evaluates threats during flight and submits information to the pipeline operator using a wireless reporting system.

●	Right-of-Way (R0W) change and slope analysis: changes to a RoW can be monitored over time for evidence of ground movement due to factors such as excavation or erosion.
●	Tree canopy encroachment: vegetation encroachments along a RoW are identified to ensure compliance with regulatory requirements.
●	Water crossing analysis (including 3-D water crossings analysis): profiles and slope analyses are created from photographic images for pipeline water crossings.
●	Pipeline location classification services: RoW classifications are made based on the proximity of buildings, places of public assembly and population density

Revenue Growth

Synodon’s fiscal 2014 revenue increased 186% compares to fiscal 2013 primarily due to a 170% increase in average survey kilometers per customer and a 6% increase in average revenue per survey kilometer.

Margin Expansion

Additional services were introduced during 2014 that increased revenue relative to direct cost of sales. Gross margin for fiscal 2014 increased 276% over fiscal 2013’s gross margin.

Receipt of a Canadian Supplemental Type Certificate in 2013, approving the installation of the Company’s realSens™ instrument on Bell 206B Jet Ranger type helicopters, allowed fiscal fourth quarter 2014 surveys in Canada to be performed with smaller, more efficient helicopters. Experience gained during the past several years contributed to better flight planning and more rapid data analysis.

The increased volume of work completed in Q4-2014 allowed for logistical and operational efficiencies that were not possible in the past.

Flight Certification

The United States Federal Aviation Administration issued a Supplemental Type Certificate allowing the Company to use Bell 206B Jet Ranger type helicopters for realSens™ surveys.

Research and Development

In October Synodon and Suncor Energy presented a joint paper at the International Pipeline Conference in Calgary, Alberta describing the ability of our realSens™ instrument to detect gas plumes evaporating from liquid hydrocarbon pools flying at an altitude of approximately 300 meters. The paper was based on a test performed during April 2014 (and announced in a press release on May 8, 2014) during which the instrument successfully detected a gas plume originating from a light sweet synthetic crude sample containing approximately a 5% fraction of pentane and lighter hydrocarbon chains (low volatile composition). The gas plumes were detected with 95% reliability for vapour rates of between 0.03 and 0.05 liters per minute, which correlates theoretically to an oil leak of between 5 and 10 barrels per day, or less than 0.005% of the flow rate of a medium sized, 100,000 barrel per day, pipeline. While this was a controlled test with a theoretical extrapolation we believe that it demonstrates the viability of using the realSens™ instrument for early detection of oil pipeline leaks.

SYNODON	2014 Annual Information Form	5

New Services

In addition to its existing gas leak detection service, the Company developed an oil leak detection service that it commenced marketing to pipeline operators in May 2014.

Three of the Company’s services were augmented as follows: Real time reporting of pipeline threat assessment was added in certain areas, right of way slope analysis was added to the right of way change analysis service and 3-D water crossing analysis was added.

Financing

In July the Company closed a private placement for aggregate gross proceeds of $460,275 consisting of 1,805,000 units at an issue price of $0.255 per unit.

Expectations for Fiscal 2015

Over the course of the second and third fiscal quarters the Company intends to raise capital by way of equity, or debt, or both.

The Company has ordered parts and equipment to build two additional realSens™ instruments in response to the revenue growth over the past two years. These instruments should be operational by the fiscal year-end.

Sales and marketing efforts are underway to increase the Company’s customer base and grow revenues but there can be no assurances of success.

FISCAL 2013

Flight Certification

Transport Canada issued a Supplemental Type Certificate (STC) allowing the Company to use Bell 206B Jet Ranger type helicopters for realSens™ surveys.

Marketing Partnerships

The Company signed a five-year agreement with TAI Utility Services LLC (“TAI”) of Dallas, Texas to provide aerial leak detection and other integrity management services to TAI’s clients.

New Services

In January 2013 Synodon launched five additional pipeline integrity management services to complement its leak detection capability:

●	Pipeline threat assessment: photographic images collected during flight are used to identify potential threats to network safety due to human or natural incursions.
●	Right-of-Way (R0W) change analysis: changes to a RoW can be monitored over time for evidence of ground movement due to factors such as excavation or erosion.
●	Tree canopy encroachment: vegetation encroachments along a RoW are identified to ensure compliance with regulatory requirements.
●	Water crossing analysis: profiles and slope analyses are created from photographic images for pipeline water crossings.
●	Pipeline location classification services: RoW classifications are made based on the proximity of buildings, places of public assembly and population density

Patents

The Canadian Intellectual Property Office issued the Company an apparatus patent for the implementation of gas filter correlation radiometry (GFCR) using a novel, bi-prism optical element to create the two measurement paths typical in GFCRs.

Financing

The Company completed a private placement of 3,000,000 units at a price of $0.10 per unit for aggregate gross proceeds of $300,000.

During the year, 13,902,597 warrants were exercised at $0.15, 532,075 warrants were exercised at $0.21 and 250,000 warrants were exercised at $0.30 per share for total proceeds of $2,389,436.

SYNODON	2014 Annual Information Form	6

FISCAL 2012

Revenue Growth

Revenue from gas pipeline leak detection surveys increased almost three-fold as more customers started using the service.

Research and Development

In October the Company announced that its realSens™ instrument detected hydrocarbon plumes released from condensate mixtures provided by Keyera Corp. In April the Company announced that its realSens™ instrument detected roughly 90% of controlled gas leaks (within service specifications) along a 150 kilometer test route.

Patents

The US Patent office issued the Company an apparatus patent for the implementation of gas filter correlation radiometry (GFCR) using a novel, bi-prism optical element to create the two measurement paths typical in GFCRs and a patent for its data analysis method using surface reflectivity profiles to improve the accuracy of GFCR measurements.

Financing

In May the Company received approval from TECTERRA Inc. for funding of up to $220,000 to develop zone classification capabilities for the realSensTM instrument.

The Company completed a private placement of 15,808,431 units at $0.10 per unit for total gross proceeds of $1,580,843.

SYNODON	2014 Annual Information Form	7

Description of Our Business

GENERAL DESCRIPTION

Synodon has developed a proprietary remote gas sensing instrument called realSens™ (the technology) capable of detecting ground-level hydrocarbon gas occurrences from an aircraft. The instrument is capable of detecting gasses evaporating off of liquid hydrocarbons, thus enabling it to detect both liquid and gas occurrences. realSens™ forms the basis of Synodon’s pipeline integrity management services, which include oil and gas leak detection and several additional services.

PRODUCTS AND SERVICES

Synodon offers airborne pipeline integrity management services to operators of oil and gas pipelines. These services include:

¡	Leak Detection: the realSens™ instrument is capable of detecting leaks in oil and gas pipelines from an aircraft flying at an altitude of up to 300 meters (approximately 1,000 feet).
¡

Pipeline threat assessment (including real-time reporting in areas where it is available): photographic images collected during flight are used to identify potential threats to network safety due to human or natural incursions. A real-time option for this service is available in certain areas that makes use of a qualified operator who evaluates threats during flight and submits information to the pipeline operator using a wireless reporting system.

¡	Right-of-Way (RoW) change and slope analysis: changes to a RoW can be monitored over time for evidence of ground movement due to factors such as excavation or erosion.
¡	Tree canopy encroachment: vegetation encroachments along a RoW are identified to ensure compliance with regulatory requirements.
¡	Water crossing analysis (including 3-D water crossings analysis): profiles and slope analyses are created from photographic images for pipeline water crossings.
¡	Pipeline location classification services: RoW classifications are made based on the proximity of buildings, places of public assembly and population density.

PRINCIPAL MARKETS

Synodon is currently focused on providing aerial integrity management solutions for oil and gas pipeline operators. There exists a significant market for these products as many of the Company’s solutions are mandated by regulation in North America and elsewhere. In North America there are more than 1.08 million kilometers of oil and gas pipelines that could potentially benefit from Synodon’s services1.

DISTRIBUTION METHODS

Synodon’s products are sold through a combination of direct sales and marketing partnerships. The Company has marketing partners in the United States and Spain.

PRODUCTION & SERVICES

The Company’s services are provided by means of an aerial survey, typically utilizing a helicopter, followed by data analysis and reporting.

SPECIALIZED SKILL & KNOWLEDGE

During the realSens™ technology research and development phase, Synodon required advanced expertise related to infrared optical instrument design, atmospheric gas measurement, algorithm development and helicopter avionics. This expertise was acquired either through direct hires or from specialized contractors. Now that the realSens™ system has been fully commercialized, the requirement for specialized skills and expertise has decreased and revolves mostly around (i) maintaining the engineering knowledge of how the realSens™ instruments are built and how they operate and (ii) the scientific basis of how gas filter correlation radiometry works. Both of these main specialized skills are maintained through employment contracts and a knowledge base comprised of a library of internal technical notes, test reports and other documents.

1 According to the Office of Pipeline Health and Safety http://goo.gl/Nylhpl & http://goo.gl/vXMHcj there are 434,000 miles (698,000 kilometers) of underground natural gas and liquid hydrocarbon pipelines in the United States and according to the Canadian Energy Pipeline Association http://www.cepa.com/about-pipelines/types-of-pipelines there are 390,000 kilometers of natural gas and liquid hydrocarbon pipelines in Canada.

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COMPETITIVE CONDITIONS

Oil and gas pipeline leak detection forms the core of Synodon’s services and is made possible by the Company’s realSens™ instrument. Existing alternative methods are highly manual (ground sensing) or high risk (low altitude flight), both of which carry reduced probability of leak detection compared to the realSens™ instrument.

realSens™ is capable of detecting ground-level hydrocarbon gas occurrences from an aircraft flying at an altitude of up to up to 300 meters (approximately 1,000 feet). The instrument contains a high definition photographic camera, a thermal camera, laser altimeter, GPS/INS system, on-board computer, control unit, power supply and an in-cockpit display system.

A number of features could be attractive to oil and gas pipeline operators:

¡	Inspections can be completed 40 to 60 times faster than ground based foot-patrols using instruments that need to physically encounter hydrocarbon gasses to enable detection (“sniffers”)
¡

The realSens™ instrument’s 60 meter field of view at an altitude of 300 meters allows it to detect leaks over a wider corridor than ground deployed and aerial solutions which employ sniffers and that have to physically make contact with a gas plume.

¡	The instrument’s field of view is also wider than current commercial airborne laser based technologies thus increasing the probability of leak detection
¡

Post-flight data processing decreases the likelihood of false positives as analysts review each potential leak indication and search for possible sources of the gas signatures other than a pipeline breach

NEW PRODUCTS

The Company developed an oil leak detection service that it commenced marketing to pipeline operators in May 2014.

In January 2014 the Company introduced augmented pipeline integrity management services: Real time reporting of pipeline threat assessment was added in certain areas, right of way slope analysis was added to the right of way change analysis service and 3-D water crossing analysis was also added.

In January 2013 Synodon launched five additional pipeline integrity management services to complement its leak detection capability:

●	Pipeline threat assessment: photographic images collected during flight are used to identify potential threats to network safety due to human or natural incursions.
●	Right-of-Way (R0W) change analysis: changes to a RoW can be monitored over time for evidence of ground movement due to factors such as excavation or erosion.
●	Tree canopy encroachment: vegetation encroachments along a RoW are identified to ensure compliance with regulatory requirements.
●	Water crossing analysis: profiles and slope analyses are created from photographic images for pipeline water crossings.
●	Pipeline location classification services: RoW classifications are made based on the proximity of buildings, places of public assembly and population density

COMPONENTS

The Company’s realSensTM technology is a custom manufactured infrared optical instrument that uses a number of non-standard components that are not generally available. The most important of these are various optical elements and the Indium-Antimonide infrared detectors. For all of these components, Synodon has developed detailed manufacturing drawings as well as performance specifications. Components are sourced from various manufacturers and the instruments are custom built to the Company’s specifications on an as-needed basis by third party contractors.

INTANGIBLE PROPERTIES

The Company relies on a combination of copyright, patent and trade secret laws, confidentiality procedures and contractual provisions to protect its proprietary knowledge and rights.

Synodon currently holds 7 patents in the US, Canada and the European Union that cover physical aspects of the instrument, its application for pipeline leak detection and certain proprietary data algorithms. These patents significantly reduce the risks related to intellectual property being copied or used by unauthorized third parties. The patent positions of technology companies can be highly uncertain and involve complex legal and factual questions. Thus, there can be no assurances that the Company will be able to develop additional proprietary products that are patentable, or that any patents issued or licensed to the Company will provide any competitive advantage, or that they will not be challenged by third parties, or that the patents of others will not be able to circumvent the patents assigned or licensed to Synodon. Furthermore, there can be no assurance that others will not independently

SYNODON	2014 Annual Information Form	9

develop similar products, duplicate our products or, if patents are issued and licensed to Synodon, design around the patented products. The patents expire within a period ranging from February 9, 2024 to November 4, 2030.

Synodon has know-how and technology that is not currently patented. To protect its rights, the Company requires employees, consultants, advisors and collaborators to enter into confidentiality agreements.

CYCLES

There appears to be a seasonality in the Company’s revenue for the past two years as the majority of revenue was generated in the fourth fiscal quarter, followed by the third fiscal quarter, which together made up 82.5% and 85.0% of fiscal 2014’s and 2013’s respective revenues. This seasonality is most likely due to limited market penetration and the small number of existing clients but could also be due to the budget and purchase order cycles of our customers. As the number of repeat customers grows the apparent seasonality may become less pronounced since it could be possible to even the workload out over the course of a year. There are weather, logistical and other considerations that may cause some measure of seasonality to persist but currently there is insufficient data to determine the extent, nature and possible causes of such seasonality.

ECONOMIC DEPENDENCE

Three customers accounted for 70% of the Company’s consolidated revenue in 2014 and five customers accounted for 73% of consolidated revenue in 2013.

EMPLOYEES

The Company employs 12 full-time staff.

FOREIGN OPERATIONS

In fiscal 2014, approximately 76% of the Company’s revenue was generated in the United States.

RISK FACTORS

Reference is made to pages 16 - 18 of Synodon’s 2014 Annual MD&A under the heading “Risks Related to Our Business”, which is incorporated by reference.

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Dividends & Capital Structure

DIVIDENDS & DISTRIBUTIONS

The Company does not pay dividends.

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

Issued and Outstanding:

●	84,347,033 Class A Common Shares
●	912,500 Warrants outstanding (expiring July 11, 2015)
●	3,500,000 Options outstanding (with expiry dates between September 28, 2015 – November 25, 2018)

Authorized

●	Unlimited number of Class A voting common shares
●	Unlimited number of Class B voting common shares
●	Unlimited number of Class C non-voting common shares
●	Unlimited number of Class D non-voting common shares
●	Unlimited number of Class E non-voting, redeemable, retractable preferred shares

Holders of Class A shares are entitled to receive notice of and to attend all shareholders’ meetings. They will have one vote for each Class A share held at all such meetings, unless the meeting is only for holders of another specified class of shares who are entitled to vote separately as a class. Holders of Class A shares are entitled to receive, as and when declared by Synodon’s board of directors, dividends in such amount an in such form as our board of directors may from time to time determine. Class A shares rank behind all other classes of shares (none of which are currently outstanding) with respect to dividends and distribution of assets in the event of liquidation, dissolution or winding up of Synodon. Holders of Class B shares have the same voting rights as the Class A shares, while holders of Class C, Class D and Class E shares have no right to vote unless specifically required to do so by the Business Corporations Act (Alberta).

Dividends may not be declared or paid on the Class A shares or the Class B shares if the dividend impairs the ability of Synodon to pay declared but unpaid dividends on the Class E shares or its ability to redeem the Class E shares.

On liquidation, dissolution or winding up of Synodon, the share classes rank in priority as follows: Class E (the redemption price per share), Class D, Class C, Class B and Class A shares (each as to the stated capital). The balance of any funds is distributed in proportion to the holders of Class A shares, Class B, Class C and Class D shares. The redemption price for the Class E shares is to be set at a price equal to the difference between the fair market value of the property acquired by Synodon in exchange, less the aggregate value of non-share consideration, if any, issued or given by Synodon as partial consideration for the acquisition of the property.

SYNODON	2014 Annual Information Form	11

MARKET FOR SECURITIES

Synodon’s common shares are listed on the TSX Venture Exchange under the symbol “SYD”. Trading information for the period November 1, 2013 to October 31, 2014 is set out below:

	High	Low	Close	Volume
November 2013	$0.200	$0.160	$0.160	938,700
December 2013	$0.165	$0.130	$0.160	1,284,072
January 2014	$0.195	$0.140	$0.190	1,564,064
February 2014	$0.200	$0.155	$0.180	684,717
March 2014	$0.475	$0.160	$0.370	26,714,020
April 2014	$0.415	$0.255	$0.300	7,133,995
May 2014	$0.335	$0.270	$0.295	3,741,157
June 2014	$0.300	$0.245	$0.270	1,783,877
July 2014	$0.275	$0.220	$0.240	1,585,850
August 2014	$0.270	$0.215	$0.240	958,152
September 2014	$0.260	$0.205	$0.205	961,600
October 2014	$0.225	$0.140	$0.175	2,642,562

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

During the 2014 fiscal year, 3,875,821 common shares were released from a performance escrow under the Performance Escrow Agreement imposed on the Company at the time of its Initial Public Offering. There are 7,012,479 common shares remaining in escrow. The Company is entitled to request the release of an additional 4,642,222 common shares based on its 2014 reported revenues. If the release is approved, 2,370,257 common shares will remain under the performance escrow to be released at the rate of 1 share for every $0.45 of revenues generated in the year ended October 31, 2015. The Performance Escrow Agreement, unless further extended with the approval of the shareholders, will expire March 15, 2016.

SYNODON	2014 Annual Information Form	12

Directors & Officers

DIRECTORS

Each director holds office for a period from the date of election until the next annual general meeting of the shareholders.

Name and Residence	Position with Synodon	Principal Occupation	Director Since
Adrian Banica Edmonton, Alberta, Canada	President & CEO, Director	President & CEO, Synodon Inc.	2000
Nancy Laird Calgary, Alberta, Canada	Chair of the Board	Corporate Director	2006
John Pinsent FCA ICD.D1 Edmonton, Alberta, Canada	Director	Chartered Accountant, Partner St. Arnaud, Pinsent, Steman	2006
Christopher Sheard[1] Edmonton, Alberta, Canada	Director	President, Fairman Holt Inc., energy industry consulting	2003
Paul van Eeden[1] Aurora, Ontario, Canada	Director	President, Cranberry Capital Inc., investment holdings	2011
1.	Audit Committee member

All of the directors have held the principal occupation indicated above for the previous 5 years.

The Board acts as a whole on matters of Compensation and Governance.

EXECUTIVE OFFICERS

●

The following table lists the executive officers of Synodon Inc., their province of residence, period of service as an executive officer of Synodon and their principal occupation during the five preceding years:

Name and Residence	Executive Officer Since	Principal Occupation in Preceding Five Years
Adrian Banica Edmonton, Alberta, Canada	2000	President of Synodon since inception in 2000
Nimal Rodrigo Edmonton, Alberta, Canada	2008	Chief Financial Officer of Synodon since 2008

The Directors and Executive Officers, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 38.89% of Synodon’s outstanding common shares as at March 9, 2015.

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Additional Information

INTEREST OF MANAGEMENT & OTHERS IN MATERIAL TRANSACTIONS

To Synodon’s knowledge, no director or executive officer of Synodon has any material interest, directly or indirectly, in any transaction within the three most recently completed fiscal years that has materially affected or will materially affect Synodon, other than the participation of certain directors and officers in the private placements noted under “General Development of Our Business – Three Year History” section.

TRANSFER AGENTS & REGISTRARS

Computershare Trust Company of Canada (“Computershare”) serves as Synodon’s Transfer Agent and Registrar:

Computershare, 600, 530 – 8th Avenue SW, Calgary, AB T2P 3S8

Phone: 1-800-727-4493 | www.computershare.com

EXPERTS

The Company’s auditors are Ernst & Young LLP (TELUS House Suite 2200, 10020 - 100th Street, Edmonton, AB T5J 0N3) and they are independent of Synodon in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

ADDITIONAL INFORMATION

Additional information relating to Synodon’s business is available on SEDAR at www.sedar.com or under the “Investor Relations” tab on Synodon’s website at www.synodon.com.

Additional financial information about Synodon is provided in the comparative consolidated financial statements and management’s discussion and analysis for the year ended October 31, 2014.

Copies of these documents and any other documents incorporated by reference, additional interim financial statements for periods subsequent to October 31, 2014 when issued and additional copies of this Annual Information Form are available on request.

Please direct your request for materials to:

By Mail:	Investor Relations
Synodon Inc.
1230 – 91 Street SW
Suite 204
Edmonton, AB
T6X 0P2

By Phone:	780-468-9568

By Email:	investors@synodon.com

SYNODON	2014 Annual Information Form	14

Audit Committee

AUDIT COMMITTEE CHARTER

The Audit Committee Charter is attached as Appendix A.

COMPOSITION OF THE AUDIT COMMITTEE

The Board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and expertise. Each member of the Audit Committee has been determined by the Board to be “financially literate” as defined under NI 52-110. The majority of the Audit Committee has been determined to be “independent” under NI 52-110.

The table below lists the members of the Audit Committee and their independence and financial literacy:

Committee Member	Relevant Education & Experience
John Pinsent FCA ICD.D Chair Member since 2006 Independent Financially Literate

John H.C. Pinsent, FCA, has over 20 years of experience in senior finance and audit/accounting roles in both public and private practice. He is a founding member of St. Arnaud Pinsent Steman Chartered Accountants. John also has extensive experience as a director and Audit Committee chair of many other companies, both, public and private, has his ICD.D from the Institute of Corporate Directors and had extensive IFRS accounting standards experience.

Christopher Sheard Member since 2003 Independent Financially Literate

Mr. Sheard, who holds a law degree from the University of Alberta, has been involved for over 30 years with a number of energy related companies. He was a senior executive in the ATCO group of companies, most recently as President of ATCO Gas and Northwestern Utilities Limited, both Alberta based natural gas distribution firms. Within the ATCO Group, Mr. Sheard also held senior executive positions in other companies within the electricity and water utility industry. He is currently President of Fairman Holt Inc., an Edmonton based regulatory consulting firm. Mr. Sheard was formerly the Vice-Chair of the Canadian Gas Association. He has also served as board chair of the Capital Region Board, the Citadel Theatre and the Edmonton Economic Development Corporation. Mr. Sheard was President of Synodon between October 2003 and November 2005.

Paul van Eeden Member since 2011 Related[1] Financially Literate

Mr. van Eeden is the President of Cranberry Capital Inc., a private investment holding company. He is on the board and audit committees of Evrim Resources Corp. (EVM:TSX.V) and Kobex Capital Corp. (KXM:TSX.V). Mr. van Eeden has over 20 years’ experience in business, finance and investing.

1 The board has determined that Mr. van Eeden is not independent because of his shareholdings (18,366,262 common shares, representing 21.8% of the issued and outstanding common shares) in Synodon

PREAPPROVAL POLICY

The Audit Committee pre-approves the annual audit plan and non-audit services performed by the independent auditor in order to ensure that the provision of such services does not impair the auditor’s independence. Unless a type of service to be provided by the independent auditor has received general pre-approval, it will require specific pre-approval by the Audit Committee. Any proposed service exceeding pre-approved cost levels requires specific pre-approval by the Audit Committee.

EXTERNAL AUDITOR FEES

Ernst & Young LLP have been Synodon’s Auditors since 2002. During the past 2 years, Synodon has paid the following fees to its auditors:

	FY-2014	FY-2013
Audit fees	$60,000	$55,000
Audit-related fees [1]	$4,500	$4,500
Tax fees	nil	nil
All other fees	nil	nil

Total	$64,500	$59,500

1 Proofing of interim financial statements

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Appendix A: Audit Committee Charter

PART 1: PURPOSE

The primary function of the Audit Committee is to assist the Board of Directors (the “Board of Directors” or “Board”) of Synodon Inc. (the “Corporation”) in fulfilling its responsibilities by reviewing: the financial reports and other financial information provided by the Corporation to any governmental body or the public; the Corporation’s systems of internal controls regarding finance, accounting, legal compliance and ethics that management and the Board have established; and the Corporation’s auditing, accounting and financial reporting processes generally. Consistent with this function, the Audit Committee should endeavour to encourage continuous improvement of, and should endeavour to foster adherence to, the Corporation’s policies, procedures and practices at all levels. The external auditor shall report directly to the Audit Committee. The Audit Committee’s primary objectives are:

1.1	To assist directors meet their responsibilities (especially for accountability) in respect of the preparation and disclosure of the financial statements of the Corporation and related matters;

1.2	To provide better communication between directors and external auditors;

1.3	To enhance the external auditor’s independence;

1.4	To increase the credibility and objectivity of financial reports; and

1.5	To strengthen the role of the outside directors by facilitating discussions between directors on the Audit Committee, management and external auditors.

PART 2: COMPOSITION

The Audit Committee shall be comprised of three or more directors as determined by the Board of Directors and shall meet the legal requirements relating to the independence of its members applicable to the Corporation from time to time. The majority of the members of the Audit Committee shall be “financially literate”. The Board of Directors has adopted the definition for “financial literacy” used in Multilateral Instrument 52-110 — Audit Committees. Audit Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Corporation or an outside consultant. The members of the Audit Committee shall be elected by the Board of Directors at the annual organizational meeting of the Board of Directors and remain as members of the Audit Committee until their successors shall be duly elected and qualified. Unless a Chair is elected by the full Board of Directors, the members of the Audit Committee may designate a Chair by majority vote of the full Audit Committee membership.

PART 3: MEETINGS

The Audit Committee shall meet at least four times annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Audit Committee should meet at least annually with management and the independent auditors in separate executive sessions to discuss any matters that the Audit Committee or each of these groups believe should be discussed privately. In addition, the Audit Committee or at least its Chair should meet with the independent auditors and management quarterly to review the Corporation’s financials consistent with Section 4.4 below.

A quorum for meetings of the Audit Committee shall be a majority of its members, and the rules for calling, holding, conducting and adjourning meetings of the Audit Committee shall be the same as those governing the Board.

PART 4: RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties, the Audit Committee shall endeavour to:

DOCUMENTS/REPORTS REVIEW

4.1	Review and update this Charter periodically, at least annually, as conditions dictate.

4.2

Review the organization’s annual and interim financial statements, MD&A, earnings press releases and any reports or other financial information submitted to any governmental body or the public, including any certification, report, opinion or review rendered by the independent auditors.

4.3	Review the reports to management prepared by the independent auditors and management’s responses.

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4.4

Review with financial management and the independent auditors the quarterly financial statements prior to their filing or prior to the release of earnings. The Chair of the Audit Committee may represent the entire Audit Committee for purposes of this review.

4.5	Review of significant findings during the year, including the status of previous significant audit recommendations.

4.6	Review and approve the hiring policies of the Corporation regarding partners, employees, and former partners and employees of the present and former auditor of the Corporation.

4.7	Periodically assess the adequacy of procedures for the review of corporate disclosure that is derived or extracted from the financial statements.

INDEPENDENT AUDITORS

4.8	Recommend to the Board the external auditors to be nominated for appointment by the shareholders.

4.9	Recommend to the Board the compensation of the external auditors.

4.10	On an annual basis, the Audit Committee should review and discuss with the auditors all significant relationships the auditors have with the Corporation to determine the auditors’ independence.

4.11

Review any material disagreements between management and the independent auditors and review, consider and make a recommendation to the Board regarding any proposed discharge of the auditors when circumstances warrant.

4.12	When there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change.

4.13	Periodically consult with the independent auditors, without the presence of management, about internal controls and the fullness and accuracy of the organization’s financial statements.

4.14	Review the audit scope and plan of the independent auditor.

4.15	Oversee the work of the external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation.

4.16

Pre-approve the completion of any non-audit services by the external auditors and determine which non-audit services the external auditor is prohibited from providing. The Audit Committee may delegate to one or more members of the Audit Committee authority to pre-approve non-audit services in satisfaction of this requirement and if such delegation occurs, the pre-approval of non-audit services by the Audit Committee member to whom authority has been delegated must be presented to the Audit Committee at its first scheduled meeting following such pre-approval. The Audit Committee shall be entitled to adopt specific policies and procedures for the engagement of non-audit services if:

(1)	the pre-approval policies and procedures are detailed as to the particular service;

(2)	the Audit Committee is informed of each non-audit service; and

(3)	the procedures do not include delegation of the Audit Committee’s responsibilities to management.

The Audit Committee will satisfy the pre-approval requirement set forth in this paragraph 4.16 if:

(4)

the aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than 5% of the total amount of fees paid by the Corporation and its subsidiary entities to the auditors during the fiscal year in which the services are provided;

(5)	the Corporation or the subsidiary entity, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

(6)

the services are promptly brought to the attention of the Audit Committee and approved, prior to completion of the audit, by the Audit Committee or by one or more of its members to whom authority to grant such approvals has been delegated by the Audit Committee.

FINANCIAL REPORTING PROCESSES

4.17	In consultation with the independent auditors, annually review the integrity of the organization’s financial reporting processes, both internal and external.

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4.18	In consultation with the independent auditors, consider annually the quality and appropriateness of the Corporation’s accounting principles as applied in its financial reporting.

4.19	Consider and approve, if appropriate, major changes to the Corporation auditing and accounting principles and practices as suggested by the independent auditors or management.

4.20	Review risk management policies and procedures of the Corporation (i.e., litigation and insurance).

PROCESS IMPROVEMENT

4.21

Request reporting to the Audit Committee by each of management and the independent auditors of any significant judgments made in the management’s preparation of the financial statements and the view of each group as to appropriateness of such judgments.

4.22

Following completion of the annual audit, review separately with each of management and the independent auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

4.23	Review any significant disagreements among management and the independent auditors in connection with the preparation of the financial statements.

4.24

Review with the independent auditors and management the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented. (This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Audit Committee.)

4.25

Conduct and authorize investigations into any matters brought to the Audit Committee’s attention and within the Audit Committee’s scope of responsibilities. The Audit Committee shall be empowered to retain and to approve compensation for any independent counsel and other professionals to assist in the conduct of any investigation.

4.26	Review the systems that identify and manage principal business risks.

4.27	Establish a procedure for:

(1)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

(2)	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

4.28	which procedure shall be set forth in a “whistle blower program” to be adopted by the Audit Committee in connection with such matters.

ETHICAL AND LEGAL COMPLIANCE

4.29	Establish, review and update periodically a Code of Ethical Conduct and ensure that management has established a system to enforce this code.

4.30	Review management’s monitoring of the Corporation’s compliance with the organization’s Ethical Code.

4.31

In consultation with the auditors, consider the review system established by management regarding the Corporation’s financial statements, reports and other financial information disseminated to governmental organizations and the public in the context of the applicable legal requirements.

4.32

On at least an annual basis, review with the Corporation’s auditors or counsel, as appropriate, any legal matters that could have a significant impact on the organization’s financial statements, the Corporation’s compliance with applicable laws and regulations and inquiries received from regulators or government agencies.

4.33	Review with the organization’s counsel legal compliance matters including the trading policies of securities.

4.34	Perform any other activities consistent with this Charter, the Corporation’s by-laws and governing law, as the Audit Committee or the Board of Directors deems necessary or appropriate.

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